T. Rhys James Direct Dial: 804.823.4041 Direct Fax: 804.823.4099 rjames@kv-legal.com

October 22, 2020

VIA EDGAR AND FEDEX OVERNIGHT

Jonathan Burr
Division of Corporation Finance
Office of Real Estate and Commodities
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Red Oak Capital Intermediate Income Fund, LLC
Offering Statement on Form 1-A
Filed July 21, 2020
File No. 024-11274

Dear Mr. Burr:

This letter is submitted on behalf of Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company (the “Issuer”). I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated October 16, 2020 (the “Comment Letter”) to the Issuer’s Offering Statement on Form 1-A filed on July 21, 2020, as previously amended (the “Offering Statement”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. This letter is being submitted contemporaneously with the filing of the Second Amendment of the Offering Statement (the “Second Amendment”) for the purpose of updating and revising certain information in the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of the Second Amendment, along with two redlines marked against the First Amendment of the Offering Statement.

1.
We note your response to comment 1 and that the Sponsored Funds may be Regulation A issuers. Please provide a detailed analysis about whether the funds from this offering should be aggregated with the Sponsored Funds that are Regulation A issuers from which you plan to acquire participation interests. In this regard, we note that you intend to invest in participation interests in loans in which a single fund sponsored by Red Oak Capital Group, LLC, your sponsor, is the majority participant and lead lender, thereby transferring proceeds from this offering to other Regulation A issuers.

Issuer’s Response:

The issuer is not aware of any standard that has been articulated by the Commission in rules, interpretational releases or otherwise relating to “aggregating” offerings of different issuers under Regulation A.

Nevertheless, to the extent such a concept could be applied, it would not be appropriate in this instance. The Issuer believes the independent investment structure established between the Issuer and the Sponsored Funds, as described in the Offering Statement, makes any such analysis unnecessary for this offering.

First, the comment suffers from a flawed pre-supposition that proceeds of the offering will be provided to “other Regulation A issuers.” The proceeds from this offering will be used to fund minority participations in loans made directly to third parties alongside a Sponsored Fund. Further to that point, we anticipate that every loan will be funded simultaneously with a Sponsored Fund resulting in zero funds being transferred by the Issuer to a Sponsored Fund. Those participations will be made on their own economic terms, and, as explained in the Issuer’s disclosure concerning how the participations work, the Sponsored Funds do not participate in those economics. The Issuer’s participation in these loans is independent of any portion of a loan funded by the Sponsored Funds.

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Mr. Jonathan Burr
U.S. Securities and Exchange Commission
October 22, 2020

Second, the facts of this offering make clear that the Issuer will operate under a distinct business model from the Sponsored Funds, possesses rights associated with the management of the loans distinct from the Sponsored Funds, is under no obligation to participate in loans of the Sponsored Funds and no Sponsored Funds are obligated to make loan participations available to the Issuer.

The Issuer has established an investment strategy that differs from any of the Sponsored Funds. The Issuer intends to focus solely on funding minority portions of loans with economic terms independent of those earned by the Sponsored Funds. The Issuer is offering securities with different terms compared to those sold by the Sponsored Funds as a direct result of the unique business of the Issuer. The manager of the Issuer and the manager of the Sponsored Funds are different entities, and the investment committee of the Issuer is comprised of a majority of individuals that are not currently serving on any investment committee associated with the Sponsored Funds. The investment decisions of the Issuer will be made independently of the Sponsored Funds based on factors determined by the Issuer’s investment committee. The Issuer and the Sponsored Funds have each structured their investment strategy, capital raising efforts and management structure to satisfy the unique needs of their respective businesses. Finally, and as stated before, while the economic rights of the Issuer and Sponsored Fund in a respective loan may be derived from a common asset and cash stream (i.e., a parcel of commercial real estate), there will likely be differing economics amongst the Issuer and the applicable Sponsored Fund and different priorities of payment amongst them as co-lenders. Further, neither the Issuer nor the applicable Sponsored Fund will have the ability to look to the economic rights of the other to supplement their own returns.

Lastly, the Issuer would note that, at the outside, the aggregation of Regulation A offerings of the Issuer and Sponsored Funds would be irrelevant for Sponsored Funds whose Regulation A offerings closed more than 12 months prior to the offer and sale of the Issuer’s securities, and, if the Commission is considering previously established principles of integration relative to the aggregation of the offering amounts of disparate issuers, then such integration with any prior offers and sales of securities by a Sponsored Fund would be prohibited by Rule 251(c)(1).

The Issuer respectfully believes that the information contained herein is responsive to the Comment Letter received from the Staff. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.
Very truly yours, /s/ T. Rhys James T. Rhys James, Esq.

cc:
Gary Bechtel (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com